UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


AW COMPUTER SYSTEMS,INC________________________________
                                (Name of Issuer)


CLASS A COMMON SHARES_______________________________________________
                            (Title of Class of Securities)



002448108___________________________________________________
                                 (CUSIP Number)



MYLAN LABORATORIES INC.,  ATTN: FRANK DeGEORGE
 781 CHESTNUT RIDGE RD., MORGANTOWN, WV 26505   (304) 599-2595
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                SEPTEMBER 20,1996___________
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than



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five percent of the class of  securities  described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                             SCHEDULE 13D

CUSIP No. 002448108                              Page _____ of _____ Pages

- -------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            MYLAN LABORATORIES INC
- -------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) []
     2                                                    (b) []

            NOT A MEMBER OF A GROUP
- -------------------------------------------------------------------------------
SEC USE ONLY
     3

- -------------------------------------------------------------------------------
SOURCE OF FUNDS*
     4
            WORKING CAPITAL OF THE COMPANY
- -------------------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)                                  [ ]
     5

- -------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OR ORGANIZATION
     6
            UNITED STATES OF AMERICA
- -------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

- -------------------------------------------------------------------------------
               SOLE VOTING POWER

    7          1,250,000
- -------------------------------------------------------------------------------
               SHARED VOTING POWER

    8          NONE
- -------------------------------------------------------------------------------
               SOLE DISPOSITIVE POWER

    9          1,250,000
- -------------------------------------------------------------------------------
               SHARED DISPOSITIVE POWER

    10         NONE
- -------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
               1,250,000
- -------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     []
    12





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- -------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
               18.9%
- -------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON*
    14
               CORPORATION
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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Item 1.  Security and Issuer.

     This Statement relates to the Class A Common Stock of AW Computer Systems, Inc. The Issuer's principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, NJ 08054.

Item 2.  Identify and Background.

     See also Schedule A to Item 2 with respect to each executive officer and director of the Reporting Corporation.

     (a) Mylan Laboratories Inc.

     (b) The Reporting Corporation is incorporated in Pennsylvania.

     (c) The Reporting Corporation is primarily engaged in the development, manufacturing and distribution of pharmaceutical products for resales by others. The principal office is located at 1030 Century Building, 130 Seventh Street, Pittsburgh, PA 15222.

     (d) The Reporting Corporation has not been involved in any criminal proceedings in the last 5 years.

     (e) During the last 5 years, the Reporting Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The funds of $1,250,000 were provided through the working capital of the Reporting Corporation.

Item 4.  Purpose of Transaction.

     The shares were acquired solely as a passive investment.

     (a) The Reporting Corporation has no current plans to acquire any additional shares of AW Computer Systems, Inc or to dispose of any shares of AW Computer Systems, Inc currently owned.



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     (b) The  Reporting  Corporation  has no current  intention to engage in any extraordinary corporate transaction with AW Computer Systems, Inc.

     (c) The Reporting Corporation has no current intention of acquiring a material amount of assets of AW Computer Systems, Inc. or any of its subsidiaries.

     (d) The Reporting Corporation has no current intention of influencing the changing of the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

     (e) The Reporting Corporation has no current intention of influencing any material change in the present capitalization or dividend policy of AW Computer Systems, Inc.

     (f) The Reporting Corporation has no other current plans to materially change AW Computer Systems, Inc's business or corporation.

     (g) The Reporting Corporation has no current intention to change AW Computer Systems, Inc's charter, bylaws or instruments which may impede the acquisition of control of AW Computer Systems, Inc by any person.

     (h) The Reporting Corporation has no current intention to cause a class of securities of AW Computer Systems, Inc to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Reporting  Corporation has no current intention to cause a class of
equity   securities  of  the  issuer   becoming   eligible  for  termination  of
registration pursuant to Section 12(g)(4) of the Act.

     (j) The Reporting Corporation has no current intention to, in any means, conduct any action similar to any of the actions enumerated above.

                  Item 5. Interest in Securities of the Issuer.

     (a) As of the close of business on September 20, 1996, the Reporting Corporation owned an aggregate of 1,250,000 share of Class A Common Stock of AW Computer Systems, which constituted approximately 18.9% of such securities. None of the other persons named in Schedule A



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     Item 2 other than the Reporting  Corporation  owns  shares in AW  Computer
Systems Inc. except Patricia Sunseri, Vice President - Investor and Public Relations who independently owns 25,00 shares of Class A common shares.

     Ms. Sunseri acquired such shares in August 1996 and she has sole voting power with respect to such shares. The prior investment in securities of the issuer by Ms. Sunseri is unrelated to the current investment in the issuer's shares by the Reporting Corporation. Ms. Sunseri disclaims any beneficial ownership she may have in the shares of the issuer owned of record by the Reporting Corporation and the Reporting Corporation disclaims any beneficial ownership it may have in shares of the issuer owned of record by Ms. Sunseri. Ms. Sunseri paid cash for the 25,000 shares of capital stock of the issuer which she owns of record.

     (b) The Reporting Corporation has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, all of the shares and only such shares of Common Stock owned by the corporation.

     (c) On September 20, 1996, the Reporting Corporation acquired 1,250,000 shares of Class A Common Shares through participation in an equity offering by AW Computer Systems Inc. for a purchase price of $1.00 per share.

     (d) Not Applicable

     (e) Not Applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable

     Item 7. Materials to be Filed as Exhibits.

            NONE

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:____________

                 --------------------------------------------------
                               Signature

                 __________________________________________________Name/Title


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CUSPID NO.  002448108      SCHEDULE 13D              PAGE  OF  PAGES

                            SCHEDULE A to Item 2

MYLAN LABORATORIES INC.

     Directors: The following is a list of all Directors of Mylan Laboratories Inc. and certain other information with respect to each Director. Unless otherwise indicated, each director's business address is 1030 Century Building, 130 Seventh Street, Pittsburgh, PA 15222. The Directors have not been involved in any criminal proceedings in the last 5 years. During the last 5 years, the Directors have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. All directors are United States citizens:

Milan Puskar
Chairman of the Board, CEO, & President of Mylan Laboratories Inc

C.B. Todd
President of Mylan Pharmaceuticals

Dana G Barnett
Executive Vice President of Mylan Laboratories Inc

Laurence S. DeLynn
Retail Consultant

John C. Gaisford, M.D.
Director of Burn Research West Penn Hospital
West Penn Hospital
Suite 340 Mellon Pavillion
Pittsburgh, PA   15224

Richard A. Graciano
Partner in Graciano Enterprises
Graciano Coporation
Construction and Development Corporation
7925 Hill Ave
Pittsburgh, PA  15221

Robert W. Smiley, Esq.
Doepkin, Keevican, & Weiss Attorneys at Law
600 Grant Street, USX Tower
37th Floor
Pittsburgh, PA  15219



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CUSIP NO  002448108          Schedule 13D            PAGE  OF   PAGES


     Executive Officers: The following is a list of all executive officers of Mylan Laboratories Inc. Unless otherwise indicated, each officer's business address is 1030 Century Building, 130 Seventh Street, Pittsburgh, PA 15222. The Executive Officers have not been involved in any criminal proceedings in the last 5 years. During the last 5 years, the Executive Officers have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. All executive officers are United States citizens:

Milan Puskar
Chairman, CEO, & President

Dana G. Barnett
Executive Vice President

Louis J. DeBone
Vice President - Operations

Roger L. Foster
Vice President & General Counsel

Roderick P. Jackson
Senior Vice President

Joseph J. Krivulka
Vice President

Dr. John P. O'Donnell
Vice President - Research & Quality Control

Robert W. Smiley, Esq
Secretary
Doepkin, Keevican, & Weiss Attorneys at Law
600 Grant Street, USX Tower
37th Floor
Pittsburgh,  PA   15219

Patricia Sunseri
Vice President - Investor and Public Relations

C.B. Todd
Senior Vice President




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